April 27, 2018
JEFFREY R. VETTER	EMAIL JVETTER@FENWICK.COM Direct Dial (650) 335-7631

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Brian Cascio Michael Fay Russell Mancuso Caleb French Heather Percival

Re:	Bloom Energy Corporation Amendment No. 9 to Draft Registration Statement on Form S-1 Submitted March 26, 2018 CIK No. 0001664703

Gentlemen:

On behalf of Bloom Energy Corporation (the “Company”), we are concurrently transmitting herewith Confidential Submission No. 10 (the “Draft No. 10”) to the Registration Statement on Form S-1 (CIK No. 0001664703) confidentially submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on March 25, 2016 (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated April 16, 2018 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter; the Staff’s comment is presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of the Draft No. 10 in paper format, marked to show changes from the Registration Statement as initially submitted.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Registration Statement to update certain other disclosures.

Overview, page 1

1.	If the seven industries mentioned in your response to prior comment 2 represent your primary markets, revise your disclosure here and on page 129-130 to make clear the significance of each market to your overall results. Likewise, revise your disclosure of case studies added on page 130-131 to indicate how you chose the customers to highlight, how they are “typical deployments,” and whether the disclosed results and benefits are typical.

United States Securities and Exchange Commission

Division of Corporation Finance

April 27, 2018

The Company acknowledges the Staff’s comment and advises the Staff that the thirteen industries presented in the section beginning on page 130 are expanded upon from the seven industries introduced in the Overview. For example, “Consumer and Retail” was expanded to “Consumer packed goods and consumables” and “Retail” on pages 130 and 131, respectively. The Company is conveying the wide range of verticals in its customer base, however, these same verticals were grouped together in the Overview section for brevity so as not to list thirteen customers, but still demonstrate a representative sample.

The Company revised its disclosure on page 131 to indicate how the Company chose the customers to highlight in the case studies and how they are typical deployments.

2.	If you elect to highlight your customers in your summary, please highlight with equal prominence the extent of your reliance on two customers as mentioned on page 65.

The Company acknowledges the Staff’s comment and advises the Staff that Delmarva Power and Intel were highlighted on page 66 due to their historically significant financial impact on the Company’s financial results. However, Delmarva Power is currently the third largest customer by kW deployed and Intel is the eighth largest customer. Delmarva Power and Intel represented 10.6% and 3.5% of our total deployed installed base, respectively, as of December 31, 2017. The Company does not expect a disproportionate reliance on Intel in the future, therefore, the Company is not highlighting this customer in the summary. However, both customers are included in the case studies as they represent typical customer deployments.

Ratable Value of Contracts Accepted in the Period, page 61

3.	Revise to disclose how each of the components of your ratable value metric is determined. Please also clarify how the metric normalizes the impact of different revenue recognition methodologies and what the amounts presented for each year represent.

The Company acknowledges the Staff’s comment and advises the Staff that the Company revised its disclosure on pages 62 and 63 to address how each of the components of the ratable value metric is determined, as well as how the metric normalizes the impact of revenue recognition methodologies across periods and what the amounts presented for each year represent.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 64

4.	We note your disclosure on page 30 regarding assumed cost reductions. Please disclose the extent of cost reductions required to maintain current margins.

The Company acknowledges the Staff’s comment and advises the Staff that the Company revised the disclosure on page 31 to expand upon the extent of cost reductions required to maintain current margins. The Company cannot provide the specific extent of cost reductions required because it will vary by the price of electricity in each market.

Purchase and Lease Programs, page 66

5.	Please tell us why you deleted the disclosure regarding the output and efficiency performance of your fleet. It is unclear how investors can evaluate your disclosure regarding the guarantees without the performance disclosure.

United States Securities and Exchange Commission

Division of Corporation Finance

April 27, 2018

The Company acknowledges the Staff’s comment and advises the Staff that the Company inadvertently deleted the disclosure and has reinstated the disclosure on page 67.

Obligations to Lenders, page 75

6.	Please expand your response to prior comment 1 to tell us which exhibits disclose the required ratios and other covenants that must be satisfied in connection with the debt that you mention here and elsewhere in your prospectus, like on page 36 and 38.

The Company acknowledges the Staff’s comment and advises the Staff that the primary covenants and required ratios applicable to the Company pursuant to the material agreements filed as exhibits to the Registration Statement are set forth in Exhibits 4.4 (as amended by Exhibits 4.19, 4.24 and 4.25) and Exhibit 4.20. The Company also has certain ancillary covenants, such as covenants regarding the collateral securing the debt incurred pursuant to the aforementioned agreements, which are set forth in Exhibit 4.6 and Exhibit 4.22.

The covenants and required ratios applicable to PPA Company II pursuant to the material agreements filed as exhibits to the Registration Statement are set forth in Exhibit 10.16 (as amended by Exhibits 10.27 and 10.28). PPA Company II also has certain ancillary covenants, such as covenants regarding the collateral securing the debt incurred pursuant to the aforementioned agreements, which are set forth in Exhibit 10.22 (as amended by Exhibit 10.25). The Company has not included as exhibits relating to PPA entities which do not generate a material amount of revenue.

Cost of Product Revenue, page 87

7.	Please clarify what you mean by “stack and column” operations and “hotbox cost.”

The Company acknowledges the Staff’s comment and advises the Staff that the Company revised its disclosure on page 88 to clarify what the Company means by “stack and column” operations and “hotbox cost.”

Liquidity and Capital Resources, page 99

8.	Please expand your response to prior comment 4 to clarify how investors will know the aggregate amount to be received under the agreements that extend for the term of the project.

The Company acknowledges the Staff’s comment and advises the Staff that the Company expanded its disclosure on page 74 to include the aggregate amounts to be received under the agreements that extend for the term of the project.

Contractual Obligations and Other Commitments, page 106

9.	Please tell us why you no longer identify the REC purchase commitment in this section given your disclosure regarding the commitment on page 113.

The Company acknowledges the Staff’s comment and advises the Staff that the REC purchase commitment obligation previously included in the Contractual Obligations and Other Commitments table was satisfied during 2017 and therefore removed from the Company’s Contractual Obligations and Other Commitments table as of December 31, 2017.

United States Securities and Exchange Commission

Division of Corporation Finance

April 27, 2018

Further, the Company advises the Staff that the REC purchase commitment line item previously included in the Contractual Obligations and Other Commitments table was unrelated to the renewable energy credits described on page 114. However, the Company acknowledges the Staff’s comment and has updated the Contractual Obligations and Other Commitments table on page 107 to include the renewable energy credits commitment referred to on page 114.

Revenue Recognition, page 108

10.	Please reconcile the total of the amounts of electricity revenue described on page 111 with the total electricity revenue disclosed on page 92.

The Company acknowledges the Staff’s comment and advises the Staff that the Company has reconciled the sum of the components of electricity revenue described on page 112 and updated the numbers to reconcile with page 92.

Customer Case Studies, page 130

11.	Please tell us to whom the individual cited in the last sentence of this section provided the disclosed quote, and file the consent of the individual to your use of the statement. Also, it is unclear why your presentation of the quote in this context is appropriate; for example, it is unclear whether the Bloom Energy equipment was sheltered, or whether the quoted result was due in any material part to a reason unrelated to the equipment itself. Was other equipment in the same area significantly and adversely affected?

The Company acknowledges the Staff’s comment and advises the Staff that the quote was provided to Josh Richman, the Company’s VP Global Business Development and Government Affairs. Our customer Delmarva previously provided us with written consent via email to include the case study on page 132.

The Company further advises the Staff that there was no shelter around the Company’s Energy Servers at the time of Hurricane Sandy; the installation was outside and exposed to the elements. The system has been generating power continuously since the initial commissioning, including generating power uninterrupted through the hurricane. At the height of the storm, more than 70,000 grid customers were without power in Delaware, while the customers in the area receiving power from the Company’s Energy Servers did not experience any power interruptions.

The Company clarified the context in the case study on page 132 and removed the direct quote previously disclosed, which the Company does not view as essential to the description of the resiliency of its Energy Servers during Hurricane Sandy.

Customers are seeking an alternative to the unpredictable and rising price of grid power, page 131

12.	We note your disclosure regarding providing competitive cost for electricity, like here and on page 6. Please balance those statements in context with your added disclosure on page 24 regarding electricity produced by your servers not being cost competitive in many geographic markets currently.

United States Securities and Exchange Commission

Division of Corporation Finance

April 27, 2018

The Company acknowledges the Staff’s comment and advises the Staff that the Company’s comments relating to being cost competitive apply to geographic markets where the majority of the Company’s Energy Servers are deployed due to its pricing being competitive against the grid, in line with the statement made on page 25. The sentences on pages 6 and 132 have been updated to clarify the Company’s solution as being cost competitive in the regions where the majority of the Company’s Energy Servers are deployed.

Technology, page 137

13.	We note your response to prior comment 5. Please revise your reference to small amounts of carbon dioxide to provide more specific information regarding the amount of carbon dioxide produced and why you characterize the amount as small.

The Company acknowledges the Staff’s comment and advises the Staff that the Company removed the reference to “small amounts” of carbon dioxide on page 138. Further, the Company added a sentence noting the benefits of a high efficiency solution through reduced carbon emissions when compared to the average of U.S. combustion power generation (a previously included and verified statistic in the sustainability section of the Registration Statement).

Non-Employee Director Compensation, page 152

14.	We note your response to prior comment 6. Please provide the compensation disclosure in the form of the table required by Regulation S-K Item 402.

The Company acknowledges the Staff’s comment and advises the Staff that the Company modified its disclosure in the Management section on page 153 to conform with Regulation S-K Item 402.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7631 or, in my absence, Michael Shaw at (650) 335-7842.

Sincerely,

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

FENWICK & WEST LLP

cc (via e-mail):	Shawn Soderberg, Esq. Michael Shaw, Esq. Alan F. Denenberg, Esq. Emily Roberts, Esq.